UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2016

Commission File Number 0-99

PETRÓLEOS MEXICANOS

(Exact name of registrant as specified in its charter)

MEXICAN PETROLEUM

(Translation of registrant’s name into English)

United Mexican States

(Jurisdiction of incorporation or organization)

Avenida Marina Nacional No. 329

Torre Ejecutivo, Piso 44

Colonia Verónica Anzures

Ciudad de México 11300

México

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒                Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes  ☐                 No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)

Yes  ☐                 No  ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐                 No  ☒

RECENT DEVELOPMENTS

The following discussion of PEMEX’s recent developments should be read in conjunction with the annual report on Form 20-F of Petróleos Mexicanos for the fiscal year ended December 31, 2014 as filed with the U.S. Securities and Exchange Commission (which we refer to as the SEC) on April 30, 2015 (which we refer to as the Form 20-F) and, in particular, “Item 4—Information on the Company” and “Item 5—Operating and Financial Review and Prospects” in the Form 20-F. In this document, “PEMEX” refers to Petróleos Mexicanos, to Pemex Exploración y Producción (Pemex Exploration and Production), Pemex Transformación Industrial (Pemex Industrial Transformation), Pemex Perforación y Servicios (Pemex Drilling and Services), Pemex Logística (Pemex Logistics), Pemex Cogeneración y Servicios (Pemex Cogeneration and Services), Pemex Fertilizantes (Pemex Fertilizers) and Pemex Etileno (Pemex Ethylene) (which we refer to collectively as the subsidiary entities), and to the subsidiary companies listed in Note 3(a) to the 2014 audited consolidated financial statements included in the Form 20-F. Petróleos Mexicanos hereby designates this report on Form 6-K as being incorporated by reference into (i) the Offering Circular dated January 25, 2016, relating to its U.S. $62,000,000,000 Medium-Term Notes Program, Series C, due 1 Year or More from Date of Issue and (ii) its Amendment No. 1 to the Registration Statement on Form F-4 filed with the SEC on February 8, 2016.

Exchange Rates

On February 12, 2016, the noon buying rate for cable transfers in New York reported by the Board of Governors of the Federal Reserve System was Ps. 19.0040 = U.S. $1.00.

Liquidity and Capital Resources

Recent Financing Activities

During the period from January 16, 2016 to February 12, 2016, Petróleos Mexicanos participated in the following financing activities:

•	On January 28, 2016, subsidiaries of Pemex Fertilizers obtained loans for an aggregate amount of U.S. $635 million in connection with the acquisition of Grupo Fertinal, S.A. and the refinancing of its debt.

•	On February 4, 2016, Petróleos Mexicanos issued U.S. $5,000,000,000 of debt securities under its Medium-Term Notes Program, Series C, in three tranches: (i) U.S. $750,000,000 of its 5.500% Notes due 2019; (ii) U.S. $1,250,000,000 of its 6.375% Notes due 2021; and (iii) U.S. $3,000,000,000 of its 6.875 % Notes due 2026. All debt securities issued under this program are guaranteed by Pemex Exploration and Production, Pemex Industrial Transformation, Pemex Drilling and Services, Pemex Logistics and Pemex Cogeneration and Services.

•	On February 5, 2016, Petróleos Mexicanos obtained a loan from a line of credit for Ps. 7,000,000,000 bearing interest at a floating rate linked to the Tasa de Interés Interbancaria de Equilibrio (Interbank Equilibrium Interest Rate) plus 0.55%, which matures on January 27, 2017.

Directors, Senior Management and Employees

Recent Appointments

Effective February 8, 2016, Mr. José Antonio González Anaya was appointed Director General (Chief Executive Officer) of Petróleos Mexicanos and, as a result of such appointment, chairman of the board of directors of each productive state-owned subsidiary, replacing Mr. Emilio Lozoya Austin. Prior to his appointment as Director General of Petróleos Mexicanos, Mr. González Anaya served as the Director General of the Instituto Mexicano del Seguro Social (Mexican Social Security Institute) and the Undersecretary of Income of the Secretaría de Hacienda y Crédito Público (Ministry of Finance and Public Credit).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Petróleos Mexicanos

By:	/S/ CARLOS CARAVEO SÁNCHEZ
Carlos Caraveo Sánchez
Associate Managing Director of Finance

Date: February 17, 2016

FORWARD-LOOKING STATEMENTS

This report contains words, such as “believe,” “expect,” “anticipate” and similar expressions that identify forward-looking statements, which reflect our views about future events and financial performance. We have made forward-looking statements that address, among other things, our:

•	exploration and production activities, including drilling;

•	activities relating to import, export, refining, petrochemicals and transportation of petroleum, natural gas and oil products;

•	activities relating to the generation of electrical energy;

•	projected and targeted capital expenditures and other costs, commitments and revenues; and

•	liquidity and sources of funding.

Actual results could differ materially from those projected in such forward-looking statements as a result of various factors that may be beyond our control. These factors include, but are not limited to:

•	changes in international crude oil and natural gas prices;

•	effects on us from competition;

•	limitations on our access to sources of financing on competitive terms;

•	our ability to find, acquire or gain access to additional reserves and to develop the reserves that we obtain successfully;

•	uncertainties inherent in making estimates of oil and gas reserves, including recently discovered oil and gas reserves;

•	technical difficulties;

•	significant developments in the global economy;

•	significant economic or political developments in Mexico, including developments relating to the implementation of the laws that implement the new legal framework contemplated by the Energy Reform Decree;

•	developments affecting the energy sector; and

•	changes in our legal regime or regulatory environment, including tax and environmental regulations.

Accordingly, you should not place undue reliance on these forward-looking statements. In any event, these statements speak only as of their dates and we undertake no obligation to update or revise any of them, whether as a result of new information, future events or otherwise.